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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2003


                                   TEFRON LTD.
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F    X    Form 40-F
                                 -------           -------


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No    X
                                 -------    -------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   -----

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Attached hereto and incorporated by reference herein are the following:

     (i) a press release of the registrant, dated August 4, 2003, announcing the scheduling of a conference call on August 12, 2003 to discuss second quarter 2003 financial results.

     (ii) a press release of the registrant, dated August 12, 2003, announcing second quarter results for 2003.



                                        2
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                   TEFRON LTD.

                                  (Registrant)


                                   By:  /s/ Gil Rozen
                                      ------------------------------
                                      Name: Gil Rozen
                                      Title: Chief Financial Officer


                                   By:  /s/ Hanoch Zlotnik
                                      ------------------------------
                                      Name: Hanoch Zlotnik
                                      Title: Finance Manager



Date: August 13, 2003



                                        3
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                                                news


FRB  WEBER SHANDWICK
     FINANCIAL COMMUNICATIONS



     FOR YOUR INFORMATION:               RE:   TEFRON LTD.
                                               28 CHIDA STREET
                                               BNEI-BRAK  51371
                                               ISRAEL
                                               (NYSE: TFR)


     AT THE COMPANY:                                AT FRB|WEBER SHANDWICK:

     Gil Rozen, Chief Financial Officer             Marilynn Meek - General Info (212) 445-8451
     Tefron Ltd.                                    Vanessa Schwartz - Analyst (212) 445-8433
     972-3-579-8701
     Fax: 972-3-579-8715


     FOR IMMEDIATE RELEASE
     August 4, 2003

                                TEFRON LTD. SCHEDULES CONFERENCE CALL
                           TO DISCUSS SECOND QUARTER 2003 FINANCIAL RESULTS

     BNEI-BRAK, ISRAEL -AUGUST 4, 2003 -Tefron Ltd. (NYSE:TFR) announced today that it will release second quarter financial results for the quarter ended June 30, 2003 on Tuesday,
     August 12, 2003. In conjunction with its release, the Company will host a conference call to discuss the release on Tuesday, August 12, 2003 at 10:00 a.m. Eastern Time.

     Individuals wishing to participate on the conference call can access the live call and conference call via the web at WWW.VIAVID.NET by dialing 800-509-8619 domestically and
     706-634-1325, internationally. A replay of the call will be available through August 19,
     2003 by dialing 800-642-1687 for domestic callers and 706-645-9291 for international callers. The pass code for the replay is 2038691.

     THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE
     COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING
     STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER
     MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT
     LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER
     RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE
     COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE
     FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO
     REFLECT THE OCCURRENCE OF UNANTICIPATED.
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                                                news


FRB  WEBER SHANDWICK
     FINANCIAL COMMUNICATIONS



FOR YOUR INFORMATION:               RE:  Tefron Ltd.
                                         28 Chida Street
                                         Bnei-Brak 51371
                                         Israel
                                         (NYSE: TFR)

AT THE COMPANY                      AT FRB/WEBER SHANDWICK
--------------                      ----------------------

Mr. Gil Rozen                       Marilynn Meek - General Info. - (212) 445-8451
Chief Financial Officer             Vanessa Schwartz - Analyst Info - (212) 445-8433
972-3-579-8701
Fax: 972-3-579-8715



                         TEFRON LTD. REPORTS SECOND QUARTER RESULTS


BNEI-BRAK, ISRAEL, AUGUST 12, 2003 - Tefron Ltd. (NYSE:TFR), one of the world's leading producers of seamless intimate apparel, today announced financial results for the second quarter ended June 30, 2003.

The Company recorded sales of $40.9 million for the second quarter of 2003, compared to sales of $49.7 million for the second quarter of 2002. Operating income for the second quarter was $701,000, compared to $5.9 million for the comparable quarter last year. Net loss for the quarter was $1.1 million, or $0.09 per diluted share, compared to net income of $3.1 million or $0.25 per diluted share for the same quarter last year. EBITDA for the second quarter of 2003 was $2.4 million, compared to $8.1 million for the second quarter of
2002. Cash flow from operations for the second quarter of 2003 was $3.6 million compared to
$6.2 million in equivalent quarter last year.

Sales for the first six months of 2003 were $83.3 million, compared to sales of $89.9 million for the first six months of 2002. Operating income for the first half of the year was $4.0 million, compared to $8.7 million for the first half of 2002. Net loss for the first six months of 2003 was $105,000 or $0.01 per diluted share, compared to a net loss of
$15.0 million or $1.21 per diluted share for the first six months of 2002. In the first quarter of 2002, the Company reported a one-time non-cash goodwill adjustment charge of
$18.8 million, or $1.51 per share (diluted) in connection with the implementation of SFAS
142. Excluding this extraordinary item, net income from ordinary activities for the first six months of 2002 was $3.7 million, or $0.30 per basic and diluted share.

EBITDA for the first six months of 2003 was $7.6 million, compared to EBITDA of $13.2 million for the first six months of 2002. Cash flow from operations for the first half of
2003 was $4.9million, compared to $10.8 million for the comparable period last year. The cash flow from operations for the first six months of 2003 includes a negative cash flow of
$2.4 million in Alba's consumer division, most of which is a result of closing down its production activities and their
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consolidation with Hi-Tex production lines. Excluding this, the cash flow for the first six months was $7.3 million.

Yos Shiran, Chief Executive Officer stated, "These numbers resulted from a lower than originally expected sales level and higher than expected costs both primarily associated with the shifting of Alba's consumer division production from the US to Israel.

"In addition, the appreciation of the NIS against the USD since the end of the first quarter had a negative impact on the second quarter results.

"We expect that sales for the third quarter will be around $ 40 million. This sales level reflects a temporary, but greater than expected, decrease in sales to the Company's largest customer and a delay in the introduction of certain active wear programs.

 "We believe some of these negative effects will be reduced in the last quarter of the year, and this coupled with cost savings from the consolidation, should improve our operating results for the fourth quarter."

Mr. Shiran concluded, "We expect that sales will increase towards the end of the fourth quarter as a result of a growing demand from some of our customers and especially growing demand for our new active wear products. We are taking steps to improve our production process and its adaptation to the changing market conditions. Times are challenging but we believe that Tefron is capable to respond to market demands."


Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, Target, Nike, J.C. Penney, Express, Sears, Patagonia, Adidas, and Kohls, as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits and active wear primarily for women.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.

                             Financial Tables Follow

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                                                                                TEFRON LTD. AND ITS SUBSIDIARIES


CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                           SIX MONTHS ENDED                THREE MONTHS ENDED
                                                JUNE 30                          JUNE 30                 YEAR ENDED
                                    --------------------------------  -------------------------------    DECEMBER 31
                                         2003             2002            2003             2002              2002
                                    ---------------  ---------------  --------------  ---------------  -----------------
                                                               UNAUDITED
                                    -----------------------------------------------------------------
 Sales                                $   83,250       $   89,852       $   40,861      $   49,658      $     190,305
 Cost of sales                            69,277           72,034           35,065          38,970            151,385
 Restructuring costs                           -                -                -               -              1,550
                                    ---------------  ---------------  --------------  ---------------  -----------------

 Gross profit                             13,973           17,818            5,796          10,688             37,370
 Selling, general and
   administrative expenses                10,022            9,149            5,095           4,760             18,358
 Restructuring costs                           -                -                -               -              3,793
                                    ---------------  ---------------  --------------  ---------------  -----------------

 Operating income                          3,951            8,669              701           5,928             15,219
 Financing expenses, net                   2,533            2,977            1,362           1,284              5,457
 Other expenses (income), net               (237)               5             (112)              1              2,293
                                    ---------------  ---------------  --------------  ---------------  -----------------

 Income (loss) before taxes on
   income                                  1,655            5,687             (549)          4,643              7,469
 Taxes on income (Tax benefit)               326            1,717             (153)          1,417              4,979
                                    ---------------  ---------------  --------------  ---------------  -----------------

 Income (loss) after taxes on
   income                                  1,329            3,970             (396)          3,226              2,490
 Equity in losses (ncome) of
   affiliates                                 22              233              (56)             95                392
 Minority interest in earnings of
   a subsidiary                            1,327                -              694               -                822
                                    ---------------  ---------------  --------------  ---------------  -----------------

 Net income (loss) from ordinary
   activities                                (20)           3,737           (1,034)          3,131              1,276
 Cumulative effect of change in
   accounting principle                                   (18,774)               -               -            (18,774)
 Preacquisition earnings of
   subsidiary since March 31, 2003
   (Note 3)                                   85                -               85               -                  -
                                    ---------------  ---------------  --------------  ---------------  -----------------

 Net income (loss)                          (105)      $  (15,037)      $   (1,119)     $    3,131      $     (17,498)
                                    ===============  ===============  ==============  ===============  =================

 Income per share from ordinary
   activities                         $    (0.01)      $     0.30       $    (0.09)     $     0.25      $        0.10
                                    ===============  ===============  ==============  ===============  =================

 Loss per share from cumulative
   effect of change in accounting
   principle                                   -       $    (1.51)               -      $        -      $       (1.51)
                                    ===============  ===============  ==============  ===============  =================

 Basic and diluted net income
   (loss) per share                   $    (0.01)      $    (1.21)      $    (0.09)     $     0.25      $       (1.41)
                                    ===============  ===============  ==============  ===============  =================
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                                                                                TEFRON LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
U.S. DOLLARS IN THOUSANDS


                                                                              JUNE 30,
                                                                 -----------------------------------     DECEMBER 31,
                                                                       2003              2002                2002
                                                                 ----------------- ----------------- ---------------------
                                                                             UNAUDITED
                                                                 -----------------------------------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                       $      6,130      $       3,068     $         6,742
   Trade receivables, net                                                19,150             24,929              21,421
   Other accounts receivable and prepaid expenses                         4,864             11,821               5,459
   Inventories                                                           26,867             24,885              26,206
                                                                 ----------------- ----------------- ---------------------

 TOTAL current assets                                                    57,011             64,703              59,828
                                                                 ----------------- ----------------- ---------------------

 SEVERANCE PAY FUND                                                         388                383                 433
                                                                 ----------------- ----------------- ---------------------

 PROPERTY, PLANT AND EQUIPMENT, NET                                      97,195            106,697              98,499
                                                                 ----------------- ----------------- ---------------------

 OTHER ASSETS:
   Goodwill                                                              30,895            30,743               30,743
   Deferred taxes                                                         3,961                 -                3,961
   Investment in affiliated companies                                       482               468                  354
   Advance to supplier of fixed assets                                    1,442             1,297                1,374
   Other                                                                  1,088               294                1,219
                                                                 ----------------- ----------------- ---------------------

 TOTAL other assets                                                      37,868            32,802               37,651
                                                                 ----------------- ----------------- ---------------------

 TOTAL assets                                                      $    192,462      $    204,585      $       196,411
                                                                 ================= ================= =====================
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                                                                                TEFRON LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                              JUNE 30,
                                                                 -----------------------------------     DECEMBER 31,
                                                                       2003              2002                2002
                                                                 ----------------- ----------------- ---------------------
                                                                             UNAUDITED
                                                                 -----------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit                                          $     19,226      $     18,315      $       14,767
   Current maturities of long-term debt:
     Bank                                                                11,010            22,119              15,610
     Capital leases and other loans                                       2,192             3,672               2,135
   Trade payables                                                        23,199            24,550              24,771
   Other accounts payable and accrued expenses                            9,115             7,647               8,712
                                                                 ----------------- ----------------- ---------------------

 TOTAL current liabilities                                               64,742            76,303              65,995
                                                                 ----------------- ----------------- ---------------------

 LONG-TERM LIABILITIES:
   Bank loans                                                            60,558            69,014              63,264
   Capital leases and other loans                                         2,077             5,598               3,114
   Deferred taxes                                                         8,478             8,955               8,117
   Accrued severance pay                                                  2,303             2,146               2,123
                                                                 ----------------- ----------------- ---------------------

 TOTAL long-term liabilities                                             73,416            85,713              76,618
                                                                 ----------------- ----------------- ---------------------

 MINORITY INTEREST                                                       14,301                 -              13,690
                                                                 ----------------- ----------------- ---------------------

 SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 1 par value: Authorized:
       50,000,000 shares at June 30, 2003, 2002 and December
       31, 2002; Issued and outstanding: 13,409,566 shares at
       June 30, 2003, 2002 and December 31, 2002                          5,575             5,575               5,575
     Deferred shares of NIS 1 par value: Authorized, issued
       and outstanding: shares at June 30, 2003, 2002 and
       December 31, 2002                                                      1                 1                   1
   Additional paid-in capital                                            62,810            62,810              62,810
   Accumulated deficit                                                  (20,975)          (18,409)            (20,870)
                                                                 ----------------- ----------------- ---------------------

                                                                         47,411            49,977              47,516
   Less - 997,400 Ordinary shares in treasury, at cost                   (7,408)           (7,408)             (7,408)
                                                                 ----------------- ----------------- ---------------------

 TOTAL shareholders' equity                                              40,003            42,569              40,108
                                                                 ----------------- ----------------- ---------------------

 TOTAL liabilities and shareholders' equity                        $    192,462      $    204,585      $      196,411
                                                                 ================= ================= =====================
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